UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-13664

CUSIP NUMBER 69344M101

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The PMI Group, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3003 Oak Road
Address of Principal Executive Office (Street and Number)

Walnut Creek, California 94597
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The PMI Group, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 in a timely manner without unreasonable effort and expense in light of the circumstances described below.

The Company is unable to complete its consolidated financial statements for the year ended December 31, 2007 because it is currently awaiting financial information from an equity investee, FGIC Corporation (“FGIC”), that is necessary for the Company to complete its financial statements. FGIC has informed the Company that it is in the process of completing its financial statements, but that it has not been able to do so due to the time and effort involved in determining the amount of loss reserves related to residential mortgage-backed securities and collateralized debt obligations of asset-backed securities. The determination of such reserves has been affected by the unprecedented rapid and severe deterioration of the residential mortgage market.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Donald P. Lofe, Jr.	(925)	658-7878
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the Company lacks the necessary financial information from FGIC to complete its consolidated financial statements, the Company is not yet able to finalize its results of operations for the year ended December 31, 2007. However, the Company expects to report a net loss for the year ended December 31, 2007, compared to net income of $419.7 million for the year ended December 31, 2006.

The Company estimates that its U.S. Mortgage Insurance Operations segment will report a net loss of $190.8 million for the year ended December 31, 2007, compared to net income of $290.3 million for the prior year, driven in large part by an increase in losses and loss adjustment expenses resulting from an increase in its default inventory, higher claim rates and higher average claim sizes. The Company estimates that U.S. Mortgage Insurance Operations’ losses and loss adjustment expenses in 2007 was $1.1 billion. The Company estimates that its International Operations segment will report net income of $55.0 million for the year ended December 31, 2007, compared to net income of $103.5 million for the year ended December 31, 2006, with the decrease in net income resulting from, among other things, increases in losses and loss adjustment expenses in the Company’s Australian and European operations and mark-to-market losses associated with credit default swap derivative contracts written by the Company’s European insurance subsidiary. The Company also expects that its Financial Guaranty segment will report a significant net loss for the year ended December 31, 2007, compared to net income of $97.3 million for the year ended December 31, 2006. The Company expects that the loss in its Financial Guaranty segment will be driven by equity in losses of FGIC, resulting from unrealized mark-to-market losses and losses and loss adjustment expenses at FGIC for the year ended December 31, 2007. The Company’s carrying value of FGIC as of September 30, 2007 was $884.0 million and $856.5 million as of December 31, 2006. The Company expects that FGIC’s realized and unrealized losses in 2007 will significantly reduce the Company’s carrying value of FGIC. In addition, in connection with the preparation of the Company’s consolidated financial statements, the Company is conducting an analysis to determine whether the value of its investment in FGIC was impaired as of December 31, 2007. In the event that there is a loss in value of the FGIC investment that is determined to be an other-than-temporary decline, the Company would recognize an impairment charge in its consolidated statement of operations. This analysis cannot be completed until the Company receives financial information from FGIC necessary for the Company to complete its consolidated financial statements.

Forward-Looking Statements

Statements the Company makes or incorporates by reference in this and other documents filed with the Securities and Exchange Commission that are not historical facts, that are preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “estimates” or similar expressions, or that relate to future plans, events or performance are “forward-looking statements” within the meaning of the federal securities laws. When a forward-looking statement includes an underlying assumption, the Company cautions that, while it believes the assumption to be reasonable and makes it in good faith, assumed facts almost always vary from actual results, and the difference between assumed facts and actual results can be material. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results, there can be no assurance that the expectation or belief will result. The Company’s actual results may differ materially from those expressed in its forward-looking statements. Forward-looking statements involve a number of risks or uncertainties including, but not limited to, the risk factors addressed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and subsequent Quarterly Reports on Form 10-Q. Other risks are referred to from time to time in the Company’s periodic filings with the Securities and Exchange Commission. All of the Company’s forward-looking statements are qualified by and should be read in conjunction with the Company’s risk disclosures. Except as may be required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The PMI Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto authorized.

Date	March 3, 2008	By	/s/ Donald P. Lofe, Jr.
Name: Donald P. Lofe, Jr. Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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